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06002783

SECU[...]SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING FEB 24 2006 WASH. D.C. 212 SECTION

SEC FILE NUMBER
8- 23508

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Unified Financial Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

431 N. Pennsylvania Street
(No. and Street)

Indpls., IN 46204
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve Highsmith 317-917-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JD Cloud & Co LLP
(Name – *if individual, state last, first, middle name*)

1100 Mercantile Center, 120 E. 4th Street, Cincinnati, OH 45202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/13/06

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN D. HIGHSMITH, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Unified Financial Securities, INC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stephen D. Highsmith, Jr.
Signature

Senior VP
Title

Carol J. Highsmith
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)

FINANCIAL STATEMENTS
Year Ended December 31, 2005
and
SUPPLEMENTARY INFORMATION AND
REPORT ON INTERNAL CONTROL

CERTIFIED PUBLIC ACCOUNTANTS
J·D·CLOUD & CO·L·L·P·
CINCINNATI, OHIO

-CONTENTS-

CERTIFIED PUBLIC ACCOUNTANTS

J·D·CLOUD & CO·L·L·P·

120
EAST FOURTH STREET
CINCINNATI
OHIO 45202

INDEPENDENT AUDITORS' REPORT

Board of Directors
Unified Financial Securities, Inc.
Indianapolis, Indiana

We have audited the accompanying statement of financial condition of Unified Financial Securities, Inc. (a wholly-owned subsidiary of Unified Financial Services, Inc.) at December 31, 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Unified Financial Securities, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules A, B and C are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. D. Cloud & Co. L.L.P.
Certified Public Accountants

January 27, 2006

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)

STATEMENT OF FINANCIAL CONDITION

At December 31, 2005

- ASSETS -

CURRENT ASSETS:		
Cash and cash equivalents:		
Cash in banks	$	84,347
Investments in money market funds		70,444
Total cash and cash equivalents		154,791
Investment securities, at cost		6,600
Accounts receivable - trade, net of allowance for doubtful accounts of $100		95,095
Prepaid and other assets		29,165
TOTAL CURRENT ASSETS		285,651
FIXED ASSETS, NET		16,295
TOTAL ASSETS	$	301,946

- LIABILITIES AND STOCKHOLDERS' EQUITY -

CURRENT LIABILITIES:		
Payable to broker - dealers	$	3,912
Payable to affiliated companies		15,603
Income taxes payable to affiliate		84,568
Accounts payable and accrued expenses		2,981
Accrued compensation		2,123
TOTAL CURRENT LIABILITIES		109,187
COMMITMENTS AND CONTINGENCIES		-
STOCKHOLDERS' EQUITY:		
Common stock, no par value, 2,000 shares authorized, 1,800 issued and outstanding		1,800
Additional paid-in capital		5,481,827
Accumulated deficit		(5,290,868)
TOTAL STOCKHOLDERS' EQUITY		192,759
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	301,946

The accompanying notes to financial statements are an integral part of these statements.

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)

STATEMENT OF OPERATIONS

For the year ended December 31, 2005

REVENUE:	
Brokerage and brokerage services	$ 319,157
Administrative and support services	203,968
Other	14,291
TOTAL REVENUE	537,416
EXPENSES:	
Employee compensation and benefits	67,625
Occupancy	5,233
Depreciation and amortization	12,856
Professional fees	37,226
Insurance	22,266
Trailing commissions expense	8,377
Fund administration	6,898
Intercompany management fee	121,159
Registrations	19,885
Other	25,471
TOTAL EXPENSES	326,996
Income before income taxes	210,420
Income tax expense	84,568
NET INCOME	$ 125,852

The accompanying notes to financial statements are an integral part of these statements.

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)

STATEMENT OF STOCKHOLDER'S EQUITY

For the Year ended December 31, 2005

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance January 1, 2005	$ 1,800	5,481,827	(5,301,720)	181,907
Net Income	-	-	125,852	125,852
Dividend	-	-	(115,000)	(115,000)
Balance at December 31, 2005	$ 1,800	5,481,827	(5,290,868)	192,759

The accompanying notes to financial statements are an integral part of these statements.

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Unified Financial Services, Inc.)

STATEMENT OF CASH FLOWS

For the year ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 125,852
Adjustments to reconcile net income to cash provided by (used in) operating activities:	
Depreciation and amortization	12,856
Deferred income taxes	5,787
(Increase) decrease in operating assets:	
Accounts receivable	2,545
Prepaid and other assets	(17,495)
Increase (decrease) in operating liabilities:	
Payable to broker dealers	1,550
Payable to affiliated companies	(7,334)
Income taxes payable to affiliate	78,781
Accounts payable and accrued expenses	(1,470)
Accrued compensation	(3,780)
NET CASH FLOWS FROM OPERATING ACTIVITIES	197,292
CASH FLOWS FROM INVESTMENT ACTIVITIES	
Purchase of equipment	(26,041)
NET CASH FLOWS FROM INVESTING ACTIVITIES	(26,041)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividend paid	(115,000)
NET CASH FLOWS FROM FINANCING ACTIVITIES	(115,000)
INCREASE IN CASH AND CASH EQUIVALENTS	56,251
CASH AND CASH EQUIVALENTS:	
BEGINNING OF YEAR	98,540
END OF YEAR	$ 154,791

The accompanying notes to financial statements are an integral part of these statements.

Note 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unified Financial Securities, Inc. (the "Company"), an Indiana corporation, is a wholly-owned subsidiary of Unified Financial Services, Inc. ("Financial"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and a member of the National Association of Securities Dealers, Inc ("NASD"). The Company provides full service distribution services to the mutual fund industry. The Company operates under Section (k)(1) of Rule 15c3-3 of the Securities and Exchange Act of 1934, and is therefore exempt from the requirements of Rule 15c3-3.

It is the policy of the Company to employ U.S. generally accepted accounting principles in the preparation of its financial statements. A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

USE OF ESTIMATES-
The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS-
For purposes of the statements of cash flows, management considers all liquid investments with a maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE-
The Company carries its accounts receivables at the amount billed less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions.

FIXED ASSETS-
Fixed assets are stated at cost. Depreciation of fixed assets is computed using straight-line and accelerated methods over the estimated useful lives of the assets. The estimated useful lives are three to seven years.

INCOME TAXES-
The Company is included in the consolidated income tax returns filed by Financial. Consolidated income tax expense is generally allocated in accordance with the Financial Tax Sharing Agreement ("Agreement") in place among members of the consolidated group, and is based upon each entity's proportionate share of income, expenses, and credits. Among other provisions, the Agreement stipulates that if a member's tax liability does not result in a positive amount, the member's separate tax liability is deemed to be zero. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities or assets between years.

Note 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The income tax expense includes federal and state income taxes currently payable and those deferred because of temporary differences in financial and tax reporting. The assets and liabilities with different financial reporting and tax bases are principally fixed assets accumulated depreciation and allowance for doubtful accounts.

Note 2—FIXED ASSETS, NET

Fixed assets at December 31, 2005 consisted of:

Equipment	$ 104,917
Leasehold improvements	23,889
Software	24,766
Furniture and fixtures	6,088
Total fixed assets	159,660
Accumulated depreciation	(143,365)
Fixed assets, net	$ 16,295

During 2005, the Company acquired certain fixed assets from Financial with a net book value of $26,041.

Note 3—LEASES

Financial has operating leases expiring in 2007 for office facilities and equipment. Such obligations are allocated between the Company and another wholly-owned subsidiary of Financial, Unified Fund Services, Inc. ("Fund"). The leases include clauses for adjustment of operating costs and real estate taxes.

The Company's allocation of rent expense was $5,233 for the year ended December 31, 2005.

Note 4—INCOME TAXES

The components of income tax expense for the year ended December 31, 2005 are as follows:

Current income tax expense:	
Federal	$ 62,660
State	16,121
Total current income tax expense	78,781
Deferred income tax expense:	
Federal	4,684
State	1,103
Total deferred income tax expense	5,787
Total income tax expense	$ 84,568

Note 4—INCOME TAXES (Continued)

Net deferred taxes on the statement of financial condition were not material at December 31, 2005. The income tax expense differs from the tax that would result from applying the federal statutory rate primarily due to the effect of state income taxes.

Note 5—TRANSACTIONS WITH RELATED PARTIES

The Company, Financial, and Fund share leased office facilities, equipment, and administrative services. Fund pays the expenses and charges the other entities. These expenses are allocated based upon estimated usage. Any unpaid reimbursement expenses and advances result in amounts payable to Fund.

The allocation of corporate overhead by Financial was $1,085 for 2005. The allocation of overhead by Fund was $120,074 for 2005. At December 31, 2005, the Company had payables to Fund and Financial of $10,728 and $89,443, respectively.

Note 6—EMPLOYEE BENEFIT PLANS

Financial also maintains a 401(k) Plan and matches the employee's contribution up to fifty percent of the first six percent of the employee's before-tax contribution. For the years ended December 31, 2005, the Company's contribution was $1,704.

Note 7—FINANCIAL INSTRUMENTS

Financial instruments, which potentially subject the Company to concentrations of credit risk, are cash and cash equivalents, and accounts receivable. The cash and investments in money funds are maintained with high credit quality financial institutions with regional banks. The accounts receivable results from a broad base of mutual fund customers. The Company believes no significant concentration of credit risk exists with respect to these financial statements.

Note 8—NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (rule 15c3-1). The Uniform Net Capital Rule requires the Company to maintain a minimum net capital, as defined, of 6 2/3% of aggregate indebtedness or $5,000 at December 31, 2005, whichever is greater, and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 2005, Securities had net capital of $48,108, which was $40,829 in excess of its required net capital of $7,279, and a net capital ratio of 2.27 to 1.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Schedule A

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly Owned Subsidiary of Unified Financial Services, Inc.)

COMPUTATION OF NET CAPITAL

Year ended December 31, 2005

NET CAPITAL	
Total stockholder's equity	$ 192,759
Deductions and/or charges:	
Membership in exchanges	-
Accounts receivable	-
Aged fail-to-deliver	-
Other deductions	(143,242)
Net capital before haircuts on securities positions	49,517
HAIRCUTS ON SECURITIES:	
Common stock	-
Money market investments	1,409
Other	-
	1,409
NET CAPITAL	$ 48,108
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Total liabilities	$ 109,186
TOTAL AGGREGATE INDEBTEDNESS	$ 109,186
COMPUTATION OF NET CAPITAL REQUIREMENT:	
Net capital requirement (greater of 6 2/3% aggregate indebtedness or $5,000 for 2005)	$ 7,279
Excess net capital	$ 40,829
Excess net capital if 1,000% (net capital, less 10% of aggregate indebtedness)	$ 37,189
Ratio: Aggregate indebtedness to net capital	2.27 to 1

No material differences exist between the above computation and the computation in the Company's unaudited FOCUS Report (Form-X-17A-5).

Schedule B

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly Owned Subsidiary of Unified Financial Services, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

Year ended December 31, 2005

This calculation is not required. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(1).

Schedule C

UNIFIED FINANCIAL SECURITIES, INC.
(A Wholly Owned Subsidiary of Unified Financial Services, Inc.)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS

Year ended December 31, 2005

This calculation is not required. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(1).

J·D·CLOUD & CO·L·L·P·

120
EAST FOURTH STREET
CINCINNATI
OHIO 45202

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Unified Financial Securities, Inc.
Indianapolis, Indiana

In planning and performing our audit of the financial statements of Unified Financial Securities, Inc., (a wholly-owned subsidiary of Unified Financial Services, Inc.) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

J.D. Cloud & Co. L.L.P.
Certified Public Accountants

January 27, 2006